

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2024

Robert R. Dillard
Chief Financial Officer
Sonoco Products Company
1 N. Second Street
Hartsville, SC 29550

      Re: Sonoco Products Company
           Form 10-K for the Year Ended December 31, 2024
           Form 10-Q for the Quarter Ended June 30, 2024
           File No. 001-11261

Dear Robert R. Dillard:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing